SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pendrell Corporation

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

70686R104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 70686R104	13G/A	Page 2 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,734**
	6	SHARED VOTING POWER 8,823**
	7	SOLE DISPOSITIVE POWER 3,734**
	8	SHARED DISPOSITIVE POWER 8,823**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,557**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 70686R104	13G/A	Page 3 of 7

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,557**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,557**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,557**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 70686R104	13G/A	Page 4 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,217**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,217**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,217**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 2 to Schedule 13G (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on August 9, 2016, as subsequently amended on February 10, 2017 (together, the “Original 13G”) by the Reporting Persons.

James D. Dondero is the President of Strand. Highland Capital serves, directly or indirectly, as the general partner or investment advisor to certain private funds and managed accounts (the “HCM Funds”). This Amendment relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Pendrell Corporation, a Washington corporation (the “Issuer”), held by (i) the HCM Funds, (ii) certain other private funds and managed accounts ultimately advised by James D. Dondero (together with the HCM Funds, the “Funds”), (iii) Highland Capital and (iv) a trust that may be deemed to be controlled by James D. Dondero (the “Trust”).

The shares of Common Stock held by the Reporting Persons reported on this Amendment were previously reported on a Schedule 13D/A most recently filed with the Securities Exchange Commission on September 1, 2010.

Item 4	Ownership.

(a)	Highland Capital may be deemed the beneficial owner of the 3,734 shares of Common Stock it holds directly. As the direct or indirect general partner or investment manager of the HCM Funds, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 8,823 shares of Common Stock held by the HCM Funds.

Mr. Dondero may be deemed the beneficial owner of the 22,217 shares of Common Stock held by the (i) Funds, (ii) Highland Capital and (iii) the Trust.

(b)	Highland Capital and Strand may be deemed the beneficial owner of 6.6% of the outstanding Common Stock. This percentage was determined by dividing 12,557, the number of shares of Common Stock held directly by (i) the HCM Funds and (ii) Highland Capital, by 191,079, which is the number of shares of Common Stock outstanding as of October 20, 2017 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 25, 2017 after giving effect to the 1-100 reverse stock effective as of November 30, 2017 as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 4, 2017.

Mr. Dondero may be deemed the beneficial owner of 11.6% of the outstanding Common Stock. This percentage was determined by dividing 22,217, the number of shares of Common Stock held directly by (i) the Funds, (ii) Highland Capital and (iii) the Trust, by 21,491,373, which is the number of shares of Common Stock by 191,079, which is the number of shares of Common Stock outstanding as of October 20, 2017 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 25, 2017 after giving effect to the 1-100 reverse stock effective as of November 30, 2017 as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 4, 2017.

(c)	Highland Capital has the sole power to vote and dispose of the 3,734 shares of Common Stock it holds directly. Highland Capital and Strand have the shared power to vote and dispose of the 8,823 shares of Common Stock held by the HCM Funds.

Mr. Dondero has the the shared power to vote and dispose of the 22,217 shares of Common Stock held by (i) the Funds, (ii) Highland Capital and (iii) the Trust.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero